UAV CORP.

July 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	UAV Corp.
Amendment No. 4 Offering Statement on Form 1-A Filed June 23, 2021 File No. 024-11456

Ladies and Gentlemen:

On behalf of our Company, UAV Corp., (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 5 to the offering statement on Form 1-A (“Amendment No. 5”) for the registration for securities.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated March 8, 2021 regarding your review of the amended offering statement on Form 1-A, which was filed with the Commission on June 23, 2021.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 2. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 2.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

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Please revise to ensure your discussion of operating results and liquidity is consistent with the financial information and the periods presented in your financial statements. Our observations include but are not limited to the following:

o	You disclose on page 19 that you recorded gain from operations in 2020 and 2019. However, your disclosure on page F-3 indicates that you incurred loss from operations during these periods;

o	It is not clear based on your disclosure on page 19 what $38,542 and $99,966 represent;

o	Your discussion of 2020 and 2018 Non-Operating Income (Expense) is not consistent with the periods presented on page F-3; and

o

Your disclosure on page 20 indicates that you received cash from financing activities for the three months ended March 31, 2021 while your disclosure on page F-19 indicates that net cash was used in financing activities for that period.

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UAV CORP.

The discussion of operating results and liquidity is now consistent with the financial information and the periods presented in the financial statements.

o	The disclosure referenced on pg. 19 of the previous draft regarding a gain from operations in 2020 and 2019 has been corrected to reflect a loss in those periods.

o	The disclosure referenced on pg. 19 of the previous draft described as being unclear has been replaced by a clear disclosure.

o	The periods discussed in the other income/expenses are now consistent with the periods presented in the financial statements.

o	The disclosure referenced on pg. 20 of the previous draft regarding financing activities has been corrected to show cash used in financing activities for the three months ended March 31, 2021.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Michael Lawson
Michael Lawson, CEO UAV Corp.

cc:	William R. Eilers, Esq.

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